[redacted]

10026426

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 – 01 – 09 (MM/DD/YY) AND ENDING 12 – 31 – 09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

THOMAS WEISEL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery Street
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaugn Stanley, Chief Financial Officer (415) 364-2524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Shaugn Stanley, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Thomas Weisel Partners LLC and subsidiaries (the "Company"), as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — 2/26/10
Date

Chief Financial Officer
Title

State of California
County of San Francisco

On February 26, 2010, before me, Tanja Amlie, Notary Public personally appeared Shaugn Stanley who proved to me on the basis of satisfactory evidence to be the person ~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity ~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

Notary Public

TANJA MARI AMLIE
COMM. # 1835366
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
MY COMM. EXP. FEB. 7, 2013

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

(SEC ID. NO. 8-51354)

Consolidated Statement of Financial Condition as of December 31, 2009 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Thomas Weisel Partners LLC:

We have audited the accompanying consolidated statement of financial condition of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Thomas Weisel Partners LLC and subsidiaries at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009 (in thousands)

ASSETS		
Cash and cash equivalents	$	59,458
Securities owned		522
Receivable from clearing brokers		18,649
Corporate finance and syndicate receivables—net of allowance for doubtful accounts of $325		6,331
Other investments		18,087
Receivable from Parent and affiliates		4,838
Other assets		5,643
TOTAL ASSETS	$	113,528
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities sold, but not yet purchased	$	15,561
Payable to clearing brokers		25
Accrued compensation		24,169
Accrued expenses and other liabilities		11,548
Payable to affiliates		5,372
Total liabilities		56,675
Member's Equity		56,853
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	113,528

See accompanying notes to consolidated statement of financial condition.

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2009 (in thousands, unless noted otherwise)

1. ORGANIZATION

Thomas Weisel Partners LLC ("TWP"), together with its subsidiaries (collectively, the "Company"), is a Delaware limited liability company headquartered in San Francisco, California. TWP was formed on September 18, 1998 under the laws of the State of Delaware and is a wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. (the "Parent"). TWP was formed as the brokerage and investment banking operation of the Parent.

TWP is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc., the American Stock Exchange, the Financial Industry Regulatory Authority ("FINRA") and the Ontario Securities Commission. TWP is also a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. TWP conducts certain of its activities through affiliates and branch offices in Canada and the United Kingdom ("U.K.") and through a representative office in Switzerland.

TWP introduces on a fully disclosed basis proprietary and customer securities transactions to other broker dealers (the "clearing brokers") for clearance and settlement.

Management has evaluated subsequent events through February 26, 2010, which is the date that the Company's financial statements were issued. No material subsequent events have occurred since December 31, 2009 that require recognition or disclosure in these consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of TWP and its wholly-owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated. The subsidiaries of TWP have been excluded from the computation of net capital.

Use of Estimates – The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates and such differences could be material to the consolidated financial statements.

Cash and Cash Equivalents – The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash on deposit with the clearing brokers of $53.6 million as of December 31, 2009.

Securities Owned, Other Investments and Securities Sold, but not yet Purchased – Securities owned, other investments and securities sold, but not yet purchased are recorded on a trade date basis and are carried at fair value. Equity securities and equity index funds are carried at market value which is determined using quoted market prices. See Note 4 – Other Investments for fair value measurement.

Receivable from/Payable to Clearing Brokers – The Company clears customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from and payable to the clearing brokers relate to such transactions. The Company has indemnified the clearing brokers for any losses as a result of customer nonperformance.

Fair Value of Financial Instruments – Securities owned, securities sold, but not yet purchased and other investments are recorded at fair value. The Company's other financial instruments, primarily including cash and cash equivalents, corporate finance and syndicate receivables, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Corporate Finance and Syndicate Receivables – Corporate finance and syndicate receivables include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis.

Income Taxes – As a single member limited liability company, the Company is not directly liable for income taxes. All of the Company's income and losses are, however, reportable by the Parent. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying consolidated statement of financial condition.

The Company accounts for income taxes of its foreign subsidiaries by recognizing deferred tax assets and liabilities based upon temporary differences between the financial reporting and tax bases of its assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Foreign Currency Translation – Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the consolidated statement of financial condition.

New Accounting Pronouncements

Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies – In April 2009, the Financial Accounting Standards Board ("FASB") issued amending and clarifying guidance over business combinations to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the guidance upon issuance, and the adoption did not have a material impact on its consolidated statement of financial condition.

Determining Whether a Market Is Not Active and a Transaction Is Not Distressed – In April 2009, the FASB issued guidance which provides additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements. The guidance was effective for interim and annual periods ending after March 15, 2009 and shall be applied prospectively. The Company adopted the guidance on March 31, 2009, and the adoption did not have a material impact on its consolidated statement of financial condition.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly – In April 2009, the FASB issued additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This guidance also assists in identifying circumstances that indicate a transaction is not orderly. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The Company adopted the guidance for the period ended December 31, 2009, and the adoption did not have a material impact on its consolidated statement of financial condition.

Subsequent Events – In May 2009, the FASB issued guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In particular, the guidance sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance was effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the guidance on December 31, 2009, and the adoption did not have an impact on its consolidated statement of financial condition.

Accounting for Transfers of Financial Assets – In June 2009, the FASB issued guidance to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets, the effects of a transfer on its financial position, financial performance and cash flows, and a transferor's continuing involvement in transferred financial assets. This guidance is effective for interim and annual periods ending after November 15, 2009 and shall be applied prospectively. The Company adopted the guidance for the period ended December 31, 2009, and the adoption did not have an impact on its consolidated statement of financial condition.

FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – In June 2009, the FASB issued guidance with the objective to replace the original hierarchy of accounting principles and to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB. The new codification is to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the guidance for the period ended December 31, 2009, and the adoption did not have a material impact on its consolidated statement of financial condition.

Measuring Liabilities at Fair Value – In August 2009, the FASB issued guidance with the objective to provide clarification in circumstances in which a quoted market price in an active market for the identical liability is not available. The guidance is applicable when trying to measure the fair value of a liability under fair value accounting rules. The guidance is effective for the first reporting period, including interim reporting periods, beginning after the standard was issued. The Company adopted the guidance upon issuance, and the adoption did not have a material impact on its consolidated statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

At December 31, 2009, securities owned and securities sold, but not yet purchased were as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
Equity securities	$ 522	$ 1
Equity index fund	—	15,560
Total securities owned and securities sold, but not yet purchased	$ 522	$ 15,561

At December 31, 2009, securities sold, but not yet purchased were collateralized by cash and cash equivalents and securities owned, which are held at the clearing brokers and are included in the receivable from clearing brokers in the consolidated statement of financial condition.

The Company did not hold securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933, as amended (the "Securities Act") at December 31, 2009.

4. OTHER INVESTMENTS

As of December 31, 2009, the Company held ARS with a par value of $19.6 million and a fair value of $18.1 million. This balance includes the July 2009 repurchase at par of $13.3 million of ARS that the Company had previously sold from its account in January 2008 to three customers without those customers' prior written consent.

The ARS are variable rate debt instruments, having long-term maturity dates of approximately 25 to 33 years, but whose interest rates are reset through an auction process, most commonly at intervals of 7 and 35 days. The interest earned on these investments is exempt from federal income tax. All of the Company's ARS are backed by pools of student loans and were rated either AAA, AA, A, Aaa, A1, A3, or Baa3 at December 31, 2009. The Company continues to receive interest when due on its ARS and expects to continue to receive interest when due in the future. The weighted-average federal tax exempt interest rate was 0.73% at December 31, 2009.

In 2008, widespread auction failures resulted in a lack of liquidity for these previously liquid securities. As a result, the principal balance of the Company's ARS will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers and the underwriters establish a different form of financing to replace these securities or final payments come due according to the contractual maturities. The Company's valuation of its ARS assesses the credit and liquidity risks associated with the securities, compares the yields on its ARS to similarly rated municipal issues and determines the fair values based on a discounted cash flow analysis. Key assumptions of the discounted cash flow analysis included the following:

Coupon Rate – In determining fair value, the Company projected future interest rates based on the average near term historical interest rate for these issues, the Securities Industry and Financial Markets Association Municipal Swap Index and benchmark yield curves. The average interest rates assumed ranged from 2.5% to 4.1% on a taxable equivalent yield basis.

Discount Rate – The Company's discount rate was based on a spread over LIBOR and consisted of a spread of 330 to 620 bps over this yield curve which the Company adjusted down to a spread of 135 to 200 bps over periods of time ranging from twelve to nineteen quarters. This spread is included in the discount rate to reflect the current and expected illiquidity, which the Company expects to moderate over time.

Timing of Liquidation – The Company's cash flow projections consisted of various scenarios for each security wherein it valued the ARS to points in time where it was in the interest of the issuer, based on the fail rate, to redeem the securities. The Company's concluded values for each security were based on the average valuation of these various scenarios. For the securities analyzed, the shortest time to liquidation was assumed to be 27 months.

In January and February 2010, the State of Pennsylvania made redemptions at par of $0.1 million of ARS held by the Company at December 31, 2009. Additionally, in January 2010, the Company sold ARS with a par value of $2.2 million on December 31, 2009 for $2.0 million.

5. FINANCIAL INSTRUMENTS

The Company records financial assets and liabilities at fair value in the consolidated statement of financial condition.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The Company's financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.

- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Investments generally included in this category are ARS and securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act.

The following is a summary of the fair value of the major categories of financial instruments held by the Company at December 31, 2009:

ASSETS	
Money market funds	$ 53,358
Securities owned	522
Other investments	18,087
Total assets	$ 71,967
LIABILITIES	
Securities sold, but not yet purchased	$ 15,561
Total liabilities	$ 15,561

The following is a summary of the Company's financial assets and liabilities as of December 31, 2009 that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Money market funds	$ 53,358	$ —	$ —	$ 53,358
Securities owned				
Equity securities	522	—	—	522
Other investments				
Auction rate securities	—	—	18,087	18,087
Total assets	$ 53,880	$ —	$ 18,087	$ 71,967
LIABILITIES				
Securities sold, but not yet purchased				
Equity securities	$ 1	$ —	$ —	$ 1
Equity index fund	15,560	—	—	15,560
Total liabilities	$ 15,561	$ —	$ —	$ 15,561

6. SHARE-BASED COMPENSATION

The Equity Incentive Plan provides for the awards of non-qualified and incentive stock options, restricted stock and restricted stock units and other share-based awards to officers, directors, employees, consultants and advisors of the Parent and its subsidiaries. As of December 31, 2009, the total number of shares issuable under the Equity Incentive Plan was 17,150,000 shares, with certain restrictions regarding the amount of awards granted in any calendar year.

Restricted Stock Units

The Parent grants restricted stock units from time to time in connection with its regular compensation and hiring process. Although the terms of individual grants vary, as a general matter, grants of restricted stock units made in connection with the Parent's regular compensation and hiring process will vest over a three or four-year service period, subject to the employee's continued employment with the Parent, but may vest earlier in the event of a change of control.

The Company has granted performance based awards that vest upon achievement or satisfaction of performance conditions specified in the performance award agreement. The shares of common stock underlying these restricted stock units will be deliverable on or about the related vesting date. The Parent estimates the fair value of performance-based restricted stock units awarded to employees at the grant date of the equity instruments. The fair value is based on the market price of the Parent's common stock on the grant date. The Parent also considers the probability of achieving the established targets in determining its share-based compensation with respect to these awards.

A summary of restricted stock unit activity is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—January 1, 2009	5,755,928	$ 8.94
Issued	2,496,015	3.21
Vested	(960,932)	13.10
Cancelled	(773,049)	7.65
Non-vested—December 31, 2009	6,517,962	$ 6.28

In February 2010, the Parent made an additional grant of approximately 2,500,000 restricted stock units in connection with its regular compensation process to employees of the Company. The restricted stock units granted will vest over a three-year service period, subject to the employee's continued employment with the Company, and the shares of common stock underlying these restricted stock units will be deliverable on or about the related vesting date.

7. SUBORDINATED BORROWING

In April 2008, the Company entered into a $25.0 million revolving note and cash subordination agreement with its primary clearing broker. The credit period in which the Company could draw on the note ended on April 18, 2009. The Company renewed this agreement on April 30, 2009, and the new credit period expires on April 30, 2010. In order to borrow under this agreement, the Company is required to meet a minimum member's equity threshold and is required to meet certain capital requirements. As of December 31, 2009, the Company did not meet the equity threshold specified in the agreement. As of December 31, 2009, the Company did not have any balances outstanding under this facility.

8. BENEFIT PLAN

The Parent has a defined contribution 401(k) retirement plan (the "Plan") which allows eligible employees to invest a percentage of their pretax compensation, limited to the maximum allowed by the Internal Revenue Service regulations. The Company, at its discretion, may contribute funds to the Plan. The Company made no contributions during the year ended December 31, 2009.

9. TRANSACTIONS WITH PARENT AND AFFILIATES

In accordance with applicable SEC and FINRA Regulations, the Parent is not permitted to withdraw capital from TWP if its net capital would fall below minimum required levels.

The Company reimburses the Parent for certain operating expenses paid by the Parent on behalf of the Company in accordance with a management service fee agreement. These operating expenses include facilities and occupancy costs, information technology and communications, and other administrative costs.

The Company makes payments for operating expenses on behalf of the Parent and its affiliates. These amounts are included in the receivable from Parent and affiliates and are subsequently reimbursed to the Company.

During the year ended December 31, 2009, the Parent made capital contributions to the Company in the amount of $14.9 million in the form of share-based payments to employees of the Company. In addition to the share-based payments, the Parent made a cash capital contribution of $15.6 million to the Company.

Thomas Weisel Partners International Limited ("TWPIL"), a subsidiary of the Parent, refers institutional brokerage transactions to the Company for execution. These fees are reimbursed by TWPIL and are recorded as a receivable from affiliates in the consolidated statement of financial condition.

The Company refers institutional brokerage transactions to Thomas Weisel Partners (Canada), Inc. ("TWPC"), a subsidiary of the Parent, for execution. These fees are reimbursed by the Company and are recorded in receivable from Parent and affiliates in the consolidated statement of financial condition.

In June 2008, the Company entered into a loan agreement with Thomas Weisel Capital Corporation ("TWCC"), a subsidiary of the Parent. Under the terms of the loan agreement, the Company has agreed to lend to TWCC, from time to time, sums which do not exceed $20 million. TWCC will pay interest equal to the short-term applicable Federal rate plus 500 basis points to the Company on funds borrowed under the loan agreement. The agreement terminates in June 2010. During the year ended December 31, 2009, TWCC borrowed and subsequently repaid $4.0 million under the loan agreement.

10. COMMITMENTS AND CONTINGENCIES

Guarantees – The Company's customers' transactions are introduced to the clearing brokers for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations to the clearing brokers, the Company may be required to reimburse the clearing brokers for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

In February 2009, a customer of the Company failed to pay for several equity purchases the Company executed at the customer's request. Based on the Company's agreement with its primary clearing broker, the Company was required to settle and pay for those transactions on the customer's behalf.

The Company is a member of various securities exchanges. Under the standard membership agreements, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not

quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is remote. The Company has not recorded any loss contingency for this indemnification.

Guaranteed Compensation – The Company has entered into guaranteed compensation agreements, and obligations under these agreements are being accrued ratably over the related service period. Total unaccrued obligations at December 31, 2009 for services to be provided subsequent to December 31, 2009 were $2.2 million.

Loss Contingencies

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business. The outcome of matters the Company is involved in cannot be determined at this time and the results cannot be predicted with certainty. A significant judgment could have a material adverse impact on the Company's consolidated statement of financial condition. The Company may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Company's business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, in view of the inherent difficulty of predicting the outcome of those matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.

Additionally, the Company will record receivables for insurance recoveries for legal settlements and expenses when such amounts are covered by insurance and recovery of such losses or costs are considered probable of recovery. These amounts will be recorded as other assets in the consolidated statement of financial condition.

Current Matters

Auction Rate Securities – The Company has received inquiries from FINRA for information concerning the Company's activities involving ARS. The Company did not, at any time, underwrite ARS or manage the associated auctions.

On July 23, 2009, the staff of the Enforcement Department of FINRA (the "Staff") advised the Company that the Staff has made a preliminary determination to recommend disciplinary action against the Company relating to certain activities involving ARS. The Staff's recommendation involves potential violations of FINRA and Municipal Securities Rulemaking Board rules and certain anti-fraud and other provisions of the Federal securities laws in connection with particular transactions involving ARS. A Staff preliminary determination is neither a formal allegation nor is it evidence of wrongdoing.

The Company has responded to the Staff's preliminary determination and continues to communicate with the Staff in an effort to try to resolve the matter, but there can be no assurance that those efforts will be successful or that a disciplinary proceeding will not be brought. The Company is prepared to contest vigorously any formal disciplinary action that would result in a censure, fine, or other sanction that could be material to its business or financial position. If FINRA were to institute

disciplinary action, it is possible that such action could result in a material adverse effect on the Company's business or financial position. However, the Company is unable to determine at this time the impact of the ultimate resolution of this matter.

In addition to the FINRA investigation, the Company has been named in three FINRA arbitrations filed by customers who purchased ARS. The first claim was arbitrated and the Company prevailed. The Company has filed answers to the second and third customers' complaints, and the parties are now proceeding toward arbitration on those matters. The Company believes it has meritorious defenses to those actions and intends to vigorously defend such actions as it applies to the Company.

While the Company's review of the need and amount for any loss contingency reserve has led the Company to conclude that, based upon currently available information, it has adequately established a provision for loss contingencies related to ARS matters, the Company is not able to predict with certainty the outcome of any such matters, nor the amount if any, of an eventual settlement or judgment.

In Re Bare Escentuals Inc. Securities Litigation – The Company has been named as a defendant in a purported class action litigation brought in connection with the 2006 initial public offering and 2007 secondary offering of Bare Escentuals where the Company acted as a co-manager. The complaint was filed in the United States District Court, Northern District of California, and alleges violations of Federal securities laws against Bare Escentuals, officers and underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company. At this time, the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

Borghetti v. Campus Pipeline – A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which the Company acted as a financial advisor to Campus Pipeline. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against Campus Pipeline's directors, officers, attorneys and the Company. On May 3, 2005, the court granted in part and denied in part the Company's motion to dismiss, dismissing all claims against the Company except the breach of fiduciary duty claim. Thereafter, on April 23, 2007, the court granted the Company's motion for summary judgment with respect to the remaining claims against the Company, although the plaintiffs subsequently have appealed this decision. The Company has denied liability in connection with this matter. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company. At this time, the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

In re GT Solar International, Inc. – The Company has been named as a defendant in a purported class action litigation brought in connection with an initial public offering of GT Solar International, Inc. in July 2008 where it acted as a co-manager. The complaint, filed in the United States District Court for the District of New Hampshire on August 1, 2008, alleges violations of Federal securities laws against GT Solar and certain of its directors and officers as well as GT Solar's underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company. At this time, the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

In re Merix Securities Litigation – The Company has been named as a defendant in a purported class action suit brought in connection with an offering in January 2004 involving Merix Corporation in which it served as co-lead manager for Merix. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including the Company, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. Plaintiffs subsequently filed an amended complaint and on September 28, 2006, the Court dismissed the remaining claims with prejudice. Following the September 28, 2006 dismissal, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit and the dismissal has now been overturned by the appellate court. The parties have now re-started the litigation process and begun formal discovery. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company. At this time the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

In re Noah Educational Holdings, Ltd. Securities Litigation – The Company has been named, as a defendant in a purported class action litigation brought in connection with an initial public offering of Noah Educational Holdings, Ltd. in October 2007 where it acted as a co-manager. The complaint, filed in the United States District Court for the Southern District of New York, alleges violations of Federal securities laws against Noah Educational and the underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company. At this time, the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

In re Orion Energy Systems, Inc. Securities Litigation – The Company has been named as a defendant in a purported class action lawsuit filed in February 2008 arising out of the December 2007 initial public offering of Orion Energy Systems, Inc. where the Company acted as the sole book manager. The complaint, filed in the United States District Court for the Southern District of New York, alleges violations of federal securities laws against Orion, various officers and directors, as well as Orion's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company. At this time, the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

In re Rigel Pharmaceuticals Inc. Securities Litigation – The Company has been named as a defendant in a purported class action litigation brought in connection with a February 2008 secondary offering of Rigel Pharmaceuticals where the Company acted as a co-manager. The complaint was filed in the United States District Court, Northern District of California, and alleges violations of Federal securities laws against Rigel Pharmaceuticals, its officers and underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The court granted the Company's motion to dismiss in its entirety on December 21, 2009 and granted Plaintiffs' leave to amend their complaint. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company. At this time, the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

In re Virgin Mobile USA, Inc. Securities Litigation – The Company has been named as a defendant in one of two purported class action lawsuits filed in November 2007 arising out of the October 2007 initial public offering of Virgin Mobile USA, Inc. where the Company acted as a co-manager.

The complaints, filed in the United States District Courts for New Jersey and the Southern District of New York, allege violations of federal securities laws against Virgin Mobile, various officers and directors as well as Virgin Mobile's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The parties have agreed to transfer and consolidate the matters in the United States District Court for the Southern District of New York. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company. At this time, the Company is unable to estimate whether it will incur a liability or the range of any such liability in this matter.

Resolved Matters

In re Initial Public Offering Securities Litigation – The Company is a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of Federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, the Company acted as a co-lead manager in one offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. The Company has denied liability in connection with these matters. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers' present or former officers and directors named in the lawsuits, however, approval of the proposed settlement remained on hold pending the resolution of the class certification issue described below. By a decision dated October 13, 2004, the Federal district court granted plaintiffs' motion for class certification, however, the underwriter defendants petitioned the United States Court of Appeals for the Second Circuit to review that certification decision. On December 5, 2006, the Second Circuit vacated the district court's class certification decision, and the plaintiffs subsequently petitioned the Second Circuit for a rehearing. On April 6, 2007, the Second Circuit denied the rehearing request. In May 2007, the plaintiffs filed a motion for class certification on a new basis and subsequently scheduled discovery. In April 2009, the parties entered into a comprehensive settlement agreement that was submitted to the Court which resulted in the resolution of this matter for a payment of $10.6 million which had been previously accrued in the consolidated statement of financial condition. The settlement amount was paid directly by the Company's insurance syndicate.

In re Occam Networks Litigation – The Company has been named as a defendant in a purported class action lawsuit filed in November 2006 in connection with a secondary offering of common stock by Occam Networks in November 2006 where the Company acted as sole book manager. The amended complaint was filed in the United States District Court, for the Central District of California, and alleges violations of Federal securities laws against Occam Networks, various officers and directors as well as the Occam Networks underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The matter has now been settled by the issuer with no contribution from the underwriter defendants, including the Company, however, one investor group has indicated that they will not be participating in the settlement and the issuer will now have to determine whether to forego the settlement entirely or allow the investor group to proceed on their own.

In re Openwave Systems Inc. Securities Litigation – The Company has been named as a defendant in a purported class action lawsuit filed in June 2007 in connection with a secondary offering of common stock by Openwave Systems' in December 2005 where the Company acted as a co-manager. The complaint, filed in the United States District Court for the Southern District of New

York, alleges violations of Federal securities laws against Openwave Systems, various officers and directors as well as Openwave Systems' underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The underwriters' motion to dismiss was granted in October 2007, however, the plaintiffs may appeal the dismissal. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Netlist, Inc. Securities Litigation – The Company has been named as a defendant in an amended complaint for a purported class action lawsuit filed in November 2007 in connection with the initial public offering of Netlist in November 2006 where the Company acted as a lead manager. The amended complaint, filed in the United States District Court for the Central District of California, alleges violations of Federal securities laws against Netlist, various officers and directors as well as Netlist's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The complaint essentially alleges that the registration statement relating to Netlist's initial public offering was materially false and misleading. The Company denies liability in connection with this matter and has filed a motion to dismiss that was granted without prejudice by the court. Plaintiffs have now filed an amended complaint and the Company has now filed another motion to dismiss. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Vonage Holdings Corp. Securities Litigation – The Company is a defendant named in purported class action lawsuits filed in June 2006 arising out of the May 2006 initial public offering of Vonage Holdings Corp. where the Company acted as a co-manager. The complaints, filed in the United States District Court for the District of New Jersey and in the Supreme Court of the State of New York, County of Kings, allege misuse of Vonage's directed share program and violations of Federal securities laws against Vonage and certain of its directors and senior officers as well as Vonage's underwriters, including the Company, based on alleged false and misleading statements in the registration statement and prospectus. In January 2007, the plaintiffs' complaints were transferred to the U.S. District Court for the District of New Jersey and the defendants filed motions to dismiss. In 2009, the court issued an order dismissing all claims against the underwriters, with leave to re-file certain of those claims. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

Lev Mass v. Thomas Weisel Partners LLC – The Company has been named a defendant in a purported class action lawsuit filed in July 2008 with respect to the alleged misclassification of certain employees as exempt from provisions of California state law requiring the payment of overtime wages. The complaint was filed in the California Superior Court for the County of San Francisco. The Company has now been granted summary judgment on Mass's individual state law claims, the court has dismissed the state law claims asserted on behalf of the class without prejudice and denied without prejudice Mass's motion for leave to amend to add Fair Labor Standards Act claims.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CREDIT RISK OR MARKET RISK

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing brokers. The clearing brokers are also the primary source of short-term financing for both securities purchased and securities sold, not yet purchased by the Company. The securities owned by the Company may be pledged by the clearing brokers. The amount receivable from or payable to the clearing brokers in the Company's consolidated statement of financial condition represent amounts receivable or payable in connection with the trading of proprietary

positions and the clearance of customer securities transactions. As of December 31, 2009, the Company's cash on deposit of $53.6 million with the clearing brokers was not collateralizing any liabilities to the clearing brokers.

In addition to the clearing brokers, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

The Company's trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, the Company may purchase, or take positions in equity securities ("long positions"), and other fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities in the consolidated statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to ensure compliance with limits established by the Company. The associated interest rate risk of these securities is not deemed material to the Company.

In addition, as part of the Company's investment banking activities, the Company from time to time takes long and short positions in publicly traded equities and related options and other derivative instruments, all of which expose the Company to market risk. These activities are subject, as applicable, to risk guidelines and procedures designed to manage and monitor market risk.

12. NET CAPITAL REQUIREMENTS

TWP is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Net Capital Rule") under the Exchange Act administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The net capital calculation is computed using an unconsolidated approach and is based solely on the unconsolidated financial results of TWP due to the fact that the subsidiaries of TWP are not subject to the Net Capital Rule.

TWP has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that TWP maintain minimum net capital, as defined, of $1.0 million. These rules also require TWP to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

As of December 31, 2009, TWP's net capital was $31.1 million, which was $30.1 million in excess of its required minimum.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 26, 2010

Thomas Weisel Partners LLC
San Francisco, California

In planning and performing our audit of the consolidated financial statements of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16. We did not review the practices and procedures followed by the Company in making daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and Regulation 30.7 of the CFTC as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the CFTC, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of Thomas Weisel Partners LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Thomas Weisel Partners LLC and subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, "Specified Parties"), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those other parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single ("FOCUS") reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051354 FINRA DEC
THOMAS WEISEL PARTNERS LLC 17*17
ATTN MR RYAN STROUB FL 37
1 MONTGOMERY ST
SAN FRANCISCO CA 94104-4505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KATHY O'HARA 212-271-3595

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 257,744

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (86,384)

8/3/2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 171,360

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 171,360

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 171,360

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thomas Weisel Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer, Thomas Weisel Partners Group, Inc
(Title)

Dated the 26 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 92,851,551
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	20,133,328
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	235,411
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	233,706
(7) Net loss from securities in investment accounts.	—
Total additions	20,602,445
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	119,930
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,993,941
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	969
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	26,853
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 214,516	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 45,245	
Enter the greater of line (i) or (ii)	214,516
Total deductions	10,356,209
2d. SIPC Net Operating Revenues	$ 103,097,787
2e. General Assessment @ .0025	$ 257,744

(to page 1 but not less than $150 minimum)